Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Kyle F. Whiteman

kyle.whiteman@troutman.com

December 28, 2021

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Ms. Deborah O’Neal

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Ms. O’Neal:

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 259 to the Trust’s registration statement on Form N-1A filed with the Commission on October 15, 2021 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen Global SMID Company Growth Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.	Please provide the completed fee table and expense example table in the response letter.

Response: A completed fee table and expense example are included in Amendment No. 262 to the Trust’s Registration Statement and as Appendix A attached hereto.

2.	Please disclose whether the expense limitation agreement will remain in place for at least one year from the effective date of the Fund’s prospectus.

Response: The expense limitation agreement will remain in place until April 30, 2023. Accordingly, the Prospectus has been revised to address the Staff’s comment.

Division of Investment Management U.S. Securities and Exchange Commission December 28, 2021 Page 2

3.	Disclosure in the Summary of Principal Investment Strategies section of the Prospectus indicates that “The Adviser considers small and mid-cap companies for this purpose to be those companies that, at the time of purchase, are generally within the range of the market capitalizations of companies in the MSCI ACWI SMID Index.” Please consider removing the word “generally” from this sentence.

Response: The Prospectus has been revised to address the Staff’s comment.

4.	Please provide additional disclosure in the Summary of Principal Investment Strategies section of the Prospectus with respect to the Fund’s global investment strategy, specifically whether the Fund has set forth a policy to invest the Fund’s assets in investments that are tied economically to a number of countries throughout the world (for example, a policy to invest at least 40% of assets in non-U.S. equity securities under normal market conditions, or at least 30% in unfavorable market conditions ).

Response: The Prospectus has been revised to address the Staff’s comment.

5.	Please disclose whether the Fund anticipates investing in emerging markets. If so, please add related disclosure to the Summary of Principal Investment Strategies and Principal Risk sections of the Prospectus.

Response: The Fund may invest in certain emerging markets companies. Accordingly, the Prospectus has been revised to address the Staff’s comment.

6.	Please briefly identify examples of ESG screening criteria that the Adviser employs in integrating ESG factors into research analysis for the Fund.

Response: The Prospectus has been revised to address the Staff’s comment.

7.	Please disclose how the Adviser will approach relevant proxy issues for the Fund’s securities, specifically with respect to the Adviser’s integration of ESG factors into its investment process.

Response: The Statement of Additional Information (“SAI”) has been revised to address the Staff’s comment.

8.	Please indicate whether the Fund intends to focus investment in a specific sector. Please disclose which sector if so, and disclose the risks associated with investment in that sector.

Response: The Fund does not intend to focus investment in a specific sector, and so respectfully declines to add the requested disclosure.

Division of Investment Management U.S. Securities and Exchange Commission December 28, 2021 Page 3

9.	Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully declines to make the requested change. The Fund does not anticipate investing in securities of other investment companies. Additionally, the Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policies on concentrating its investments.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4718 or, in my absence, John P. Falco, Esq. at 215.981.4659.

Very truly yours,

/s/ Kyle F. Whiteman
Kyle F. Whiteman
Associate

cc:	Mr. Joel Weiss, President of FundVantage Trust
Mr. Richard Keyes, Treasurer of FundVantage Trust
John P. Falco, Esq.
John M. Ford, Esq.

Division of Investment Management U.S. Securities and Exchange Commission December 28, 2021 Page 4

Appendix A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Investor Class	Institutional Class
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	1.00%	1.00%
Distribution (Rule 12b-1) Fees	0.25%	None
Other Expenses[1]	0.82%	0.82%
Total Annual Fund Operating Expenses	2.07%	1.82%
Fee Waiver and/or Expense Reimbursement[2]	(0.57)%	(0.57)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.50%	1.25%

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2  Polen Capital Management, LLC (“Polen Capital” or the “Adviser”) has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by FundVantage Trust (the “Trust”), interest, extraordinary items, “Acquired Fund Fees and Expenses” and brokerage commissions) do not exceed 1.25% (on an annual basis) with respect to the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation will remain in place until April 30, 2023 unless the Board of Trustees the Trust approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Investor Class shares and Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$153	$594
Institutional Class	$127	$517